Exhibit 99.1


Internet Gold Announces that its 75% Owned Subsidiary, B Communications Ltd., Successfully Raised NIS 400 Million in a Private Placement of its Ordinary Shares

Press Release
Source: Internet Gold
On Wednesday March 17, 2010, 2:54 pm

PETACH TIKAVA, Israel--(BUSINESS WIRE)--Internet Gold - Golden Lines Ltd. (Nasdaq:IGLD - News) (the "Company"), a member of the Eurocom Group, today announced that its 75%-owned subsidiary, B Communications Ltd., successfully raised NIS 400 million (US $108 million) in a private placement of 3,448,275 of its ordinary shares to Israeli institutional investors and the Company. Based on the Company's irrevocable undertaking to subscribe for approximately 75% of the offering on the same terms and conditions negotiated with the third-party institutional investors, and the Company will purchase 2,599,310 ordinary shares.

The offering price of NIS 116 (Approximately $31.2) per ordinary share was determined by means of a tender by third party institutional investors. The offering price represents a premium of 1.5% above the opening price of the Ordinary Shares today on the Tel-Aviv Stock Exchange, and a premium of 7% above the minimum price of the tender.

Eli Holtzman, CEO of Internet Gold commented: "Our main goal in this private offering is to improve B Communications' available financial resources and metrics, including its working capital and debt to equity ratio post the Bezeq transaction. We are very pleased with the results and are looking forward to the successful closing of the Bezeq acquisition. We thank the investors for their vote of confidence."

The shares were offered exclusively in Israel to Israeli institutional investors and Internet Gold. The funds raised from the investors in the private placement will be deposited in trust until the issuance of the shares by B Communications, which is subject to receipt of the Tel Aviv Stock Exchange and NASDAQ Stock Market approvals for the listing of the shares. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

About Internet Gold
-------------------

In October 2009, Internet Gold announced that its subsidiary, B Communications Ltd. (Nasdaq:BCOM - News) (previously known as 012 Smile.Communications Ltd.), had signed a definitive agreement to purchase the controlling interest (approximately 30.66%) in Bezeq, The Israel Telecommunication Corp., Israel's largest telecommunications provider (TASE:BZEQ). For further information, please visit our website: http://www.Igld.com.


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Forward-Looking Statements
--------------------------

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include risks associated with the pending acquisition of the controlling interest in Bezeq The Israel Telecommunication Corp. and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:

For Internet Gold
Idit Azulay, +972-72-2003848
i.azulay@smile.net.il/
or
Investor relations contacts:
Mor Dagan - Investor Relations, +972-3-516-7620 mor@km-ir.co.il